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                           January 26, 2024

       Stuart Ingall-Tombs
       Chief Financial Officer
       Rentokil Initial plc
       Compass House
       Manor Royal
       Crawley
       West Sussex RH10 9PY
       United Kingdom

                                                        Re: Rentokil Initial
plc
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response Dated
January 25, 2024
                                                            File No. 001-41524

       Dear Stuart Ingall-Tombs:

              We have reviewed your January 25, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 5. Operating and Financial Review Prospects, page 19

   1. We read your response to prior comment 3. Please present and discuss operating cash flow to net income ratio,
whenever adjusted free cash flow conversion is presented or
                                                        discussed. Refer to
Item 10(e)(1)(i)(A) of Regulation S-K, Regulation G and footnote 27 to SEC Release No.
33-8176.
 Stuart Ingall-Tombs
Rentokil Initial plc
January 26, 2024
Page 2




       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have any questions.



FirstName LastNameStuart Ingall-Tombs                   Sincerely,
Comapany NameRentokil Initial plc
                                                        Division of Corporation
Finance
January 26, 2024 Page 2                                 Office of Trade &
Services
FirstName LastName